UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

SPIRIT AIRLINES, INC.

(Name of Subject Company)

SPIRIT AIRLINES, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Thomas C. Canfield, Esq.

Senior Vice President, General Counsel and Secretary

Spirit Airlines, Inc.

2800 Executive Way

Miramar, Florida 33025

Telephone: (954) 447-7920

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Gregory V. Gooding

William D. Regner

Matthew E. Kaplan

Eric T. Juergens

Debevoise & Plimpton, LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (“Amendment No. 6”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Spirit Airlines, Inc. (“Spirit”), with the Securities and Exchange Commission on May 19, 2022, relating to the unsolicited offer by Sundown Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of JetBlue Airways Corporation, a Delaware corporation, to purchase any and all of the issued and outstanding shares of Spirit’s common stock, par value $0.0001 per share (“Spirit Common Stock”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase. This Amendment No. 6 is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation

(a)	Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs at the end of subsection “Background of the Offer”:

“        Also on June 7, 2022, representatives of Barclays and Morgan Stanley held a videoconference with representatives from Citi to discuss existing proposals from Frontier and JetBlue and communications strategy, and requested that Frontier submit a revised offer to Spirit by June 20, 2022.

On June 8, 2022, at the direction of Spirit, representatives of Barclays and Morgan Stanley spoke by telephone with representatives of Goldman Sachs and requested a revised offer by June 20, 2022, outlining the following key items that Spirit would expect to be included in a potential transaction with JetBlue: (i) an improved economic offer representing the best price that JetBlue is prepared to pay, (ii) regulatory covenants, including a robust divestiture package, that would provide sufficient assurance as to the ability to obtain antitrust regulatory approval, (iii) the ability of Spirit to operate its business in the normal course during what Spirit expected to be a protracted regulatory review period and (iv) an employee retention plan that took into account the additional time period expected before the JetBlue transaction could be consummated. The representatives of Barclays and Morgan Stanley also explained that Spirit and its advisors would provide the same information to JetBlue as was provided to Frontier and that a clean team agreement would need to be entered into by certain representatives of JetBlue and its advisors in order to access certain highly confidential information or materials.

Also on June 8, 2022, Mr. Franke and Messrs. Christie and Canfield had a telephone conversation regarding the status of the transaction including the revised schedule for the Spirit stockholders meeting.

On June 9, 2022, representatives of Spirit, Paul Weiss, JetBlue and Shearman held a videoconference to discuss regulatory strategy and a possible divestment package proposal that Spirit would expect from JetBlue in a potential merger agreement.

Also on June 9, 2022, Debevoise sent Shearman proposed language for the conduct of business covenant that Spirit would expect to be included in any merger agreement with JetBlue.

On June 14, 2022, Spirit issued a press release announcing that the Spirit board of directors would engage in discussions with JetBlue with respect to the JetBlue June 6 Proposal, and would also continue to work with Frontier under the terms of the Frontier merger agreement.

Between June 14 and June 16, 2022, members of the Spirit and JetBlue management teams held multiple due diligence calls focusing on written questions delivered by JetBlue to Spirit on a variety of topics, including corporate strategy, financial and tax information, legal matters, aircraft fleet and human resources.

On June 16, Mr. Franke spoke by telephone with Messrs. Christie and Canfield regarding the status of the transaction.

On June 17, 2022, Messrs. Hayes, Nelson, Christie and Canfield held a call to discuss certain matters relating to employment and integration planning, as well as the process for the submission by JetBlue of a revised merger proposal.

Later on June 17, 2022, Messrs. Christie, and Canfield held a call with Mr. Franke, during which Mr. Franke mentioned he was not inclined to increase the reverse termination fee but was considering other elements of Frontier’s existing proposal, which elements could potentially include increasing the cash portion in exchange for varying the ownership interest of Spirit shareholders in the combined company. Also on June 17, 2022, representatives of Barclays and Morgan Stanley held a telephone call with representatives of Goldman Sachs to discuss the timing and process for JetBlue’s submission of its revised offer on June 20, 2022 and the anticipated process following the submission of JetBlue’s revised offer.

Later on June 17, 2022, the Company provided a copy of its proposed retention plan in the virtual data room accessible by representatives of JetBlue and Shearman, and Debevoise sent Shearman a revised draft of the proposed merger agreement with JetBlue. Shortly thereafter, Debevoise provided a copy of the proposed merger agreement to Frontier, as required under the Frontier merger agreement.

On June 18, 2022, representatives from Debevoise and Shearman held a call to discuss the interim operating covenant, antitrust regulatory provisions and other provisions of the draft merger agreement. Shortly thereafter, Shearman sent Debevoise a revised draft of the interim operating covenant of the merger agreement.

On June 19, 2022, Debevoise sent Shearman a revised draft of the interim operating covenant of the merger agreement and draft disclosure schedules to the merger agreement.

On June 20, 2022, Debevoise sent Shearman a further revised draft of the interim operating covenant of the merger agreement.

Later on June 20, 2022, JetBlue sent Spirit a revised proposal and a revised draft of the merger agreement, which included (i) a price of $33.50 per share of common stock of Spirit, (ii) a regulatory commitment to divest assets of JetBlue and Spirit up to a material adverse effect on JetBlue and its subsidiaries (including Spirit), subject to various limitations including as to divestitures that JetBlue determined in its sole discretion would be reasonably likely to materially and adversely affect the anticipated benefits of the parties to the NEA, (iii) a reverse termination fee of $350 million, and (iv) a dividend of $1.50 per share in cash to Spirit stockholders payable upon a vote of the stockholders approving a Spirit-JetBlue combination, which dividend would be funded by JetBlue and would reduce on a dollar-for-dollar basis the price per share payable on the closing of the merger or the reverse termination fee in the event such fee became payable upon the termination of the merger agreement. Shortly thereafter, Debevoise provided a copy of the JetBlue proposal and its draft merger agreement to Frontier, as required under the Frontier merger agreement.

On June 21, 2022, Messrs. Christie and Canfield held a call with Mr. Franke to discuss the terms of the revised proposal from JetBlue compared to the terms of the existing Frontier merger agreement, as amended.

Later on June 21, 2022, representatives from Spirit, JetBlue, Shearman and Paul Weiss held a call to discuss JetBlue’s regulatory strategy, including identifying sources of consumer benefits. JetBlue representatives also provided a broad overview of the NEA but would not provide an unredacted copy of the agreement.

Later on June 21, 2022, the Spirit board of directors and members of Spirit’s senior management, with representatives of Barclays, Morgan Stanley, Debevoise and Paul Weiss present, discussed the revised proposal from JetBlue and possible revised proposal from Frontier.

On June 22, 2022, representatives of Spirit, JetBlue, Debevoise and Shearman held a videoconference to discuss the conduct of business covenant of the draft merger agreement.

Also on June 22, 2022, representatives of Barclays and Morgan Stanley held a call with representatives from Goldman Sachs to discuss the revised proposal from JetBlue as well as the timing of the review of the proposal.

Also on June 22, 2022, Messrs. Christie and Canfield held a call with Mr. Bill Franke and Mr. Brian Franke, during which Mr. Bill Franke suggested that Frontier was discussing internally whether to propose to revise the terms to the Frontier merger agreement, which proposal could provide for (i) an increase in the cash portion of the merger consideration of $2.00 per share, (ii) a cash dividend to Spirit stockholders of approximately $250 million of total consideration following a vote of the Spirit stockholders approving a Spirit-Frontier combination and subject to CARES Act compliance, which dividend would be funded by Frontier with a loan of up to $250 million and would reduce on a dollar-for-dollar basis the price per share payable upon the closing of the merger or the reverse termination fee in the event such fee became payable upon the termination of the merger agreement, (iii) an increase in the reverse termination fee from $250 million to $350 million, and (iv) a reduction of the number of board seats of the combined company to be designated by Spirit from five to four. Mr. Bill Franke stressed that the foregoing terms were merely illustrative, did not constitute a firm proposal and remained under discussion within Frontier. That evening, Debevoise and Latham & Watkins discussed these same terms, and Debevoise sent a proposed draft amendment to the Frontier merger agreement to Latham & Watkins for review.

Also on June 22, 2022, the Frontier board of directors met, with Citi and Latham & Watkins present, and provided authority for an amendment of the Merger Agreement to, among other things, increase the reverse termination fee, advance a portion of that fee to fund a dividend by Spirit, and adjust the post-closing composition of the board of directors.

On June 23, 2022, Latham & Watkins sent Debevoise a revised draft of the proposed amendment to the Frontier merger agreement.

Later on June 23, 2022, the Spirit board of directors and members of Spirit’s senior management, with representatives of Barclays, Morgan Stanley, Debevoise and Paul Weiss present, held a video conference to discuss the revised proposals from JetBlue and Frontier and the potential amendment of the Frontier merger agreement that had been discussed by Messrs. Christie and Franke. Following discussion among the Spirit board of directors and its advisors as to the regulatory prospects of the two potential transactions and a comparison of their economic terms, the Spirit board of directors unanimously determined to authorize Spirit management to proceed to finalize the form of a potential amendment to the Frontier merger agreement on the aforementioned terms.

Later on June 23, 2022, Debevoise and Latham & Watkins had a conference call to discuss the proposed amendment to the Frontier merger agreement. Following that call, Debevoise and Latham & Watkins exchanged further drafts of the proposed amendment.

Later on June 23, 2022, representatives of Spirit and Paul Weiss had a videoconference with representatives of JetBlue and Shearman during which Spirit and Paul Weiss asked questions concerning various aspects of the NEA and discussed other pending matters in discussions between Spirit and JetBlue.

On June 24, 2022, Debevoise had a call with Shearman to clarify certain provisions of the regulatory approval covenant proposed by JetBlue.

Later on June 24, 2002, Debevoise and Latham & Watkins finalized the form of Amendment No. 2 to the Frontier merger agreement.

Later on June 24, 2022, the Spirit board of directors and members of Spirit’s senior management, with representatives of Barclays, Morgan Stanley, Debevoise and Paul Weiss present, held a video conference to discuss the proposals from JetBlue and Frontier, and the proposed amendment of the Frontier merger agreement. Following extensive discussion among the Spirit board of directors and its financial and legal advisors, the Spirit board of directors unanimously approved Amendment No. 2 to the Frontier merger agreement in the form that had been previously agreed by the parties’ respective counsel.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(P)	Press Release of Spirit dated June 14, 2022, filed as Exhibit 99.1 to Spirit’s Form 8-K dated June 14, 2022, is hereby incorporated by reference.

(a)(1)(Q)	Press Release of Spirit dated June 20, 2022, filed as Exhibit 99.1 to Spirit’s Form 8-K dated June 21, 2022, is hereby incorporated by reference.

(a)(1)(R)	Spirit Officer Note and FAQs, distributed by Spirit Airlines, Inc. on June 20, 2022, filed by Spirit on Form 425 dated June 21, 2022, is hereby incorporated by reference.

(a)(1)(S)	Press Release of Spirit dated June 24, 2022, filed as Exhibit 99.1 to Spirit’s Form 8-K dated June 27, 2022, is hereby incorporated by reference.

(a)(1)(T)	Press Release of Spirit dated June 26, 2022, filed as Exhibit 99.2 to Spirit’s Form 8-K dated June 27, 2022, is hereby incorporated by reference.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

Spirit Airlines, Inc.

By:	/s/ Thomas C. Canfield
	Name:	Thomas C. Canfield
	Title:	Senior Vice President,
General Counsel and Secretary